Mellanox Technologies, Ltd.
Hermon Bldg.
Yokneam, Israel 20692
February 5, 2007
VIA FACSIMILE AND EDGAR TRANSMISSION
United States Securities and Exchange Commission
100 F Street N.E.
Mail Stop 6010
Washington, D.C. 20549

Attention:	Peggy A. Fisher, Assistant Director
Timothy L. Buchmiller, Attorney-Advisor
Kevin Kuhar, Staff Accountant
Angela Crane, Staff Accountant

Re:	Mellanox Technologies, Ltd.
Registration Statement on Form S-1
File No. 333-137659
Ladies and Gentlemen:
          In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (No. 333-137659) (the “Registration Statement”) of Mellanox Technologies, Ltd. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:30 p.m., Eastern Standard Time, on February 7, 2007, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please confirm that event with our counsel, Latham & Watkins LLP, by calling Mark Roeder at (650) 463-3043.
          The Company acknowledges the following:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Please do not hesitate to call Mark Roeder at (650) 463-3043 if you have any questions regarding this request.

Very truly yours,
/s/ Michael Gray
Michael Gray
Chief Financial Officer